Exhibit A

Press Release
Ceragon Wins $7M Orders to Upgrade Vodacom Tanzania’s Backbone Network - October 8 2013

Ceragon Wins Multi-Million Dollar Orders for Upgrade and Support of Vodacom
Tanzania’s Backbone Network

Ongoing deployment to support increasing demand for 3G data services for millions of subscribers across the country

Paramus, New Jersey, October 8 2013 -Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received further orders of $7 million from Vodacom Tanzania, the country’s largest mobile operator, to upgrade and support backbone links across the country. To date, the majority of Vodacom Tanzania’s countrywide network is based on Ceragon technology, serving over 10 million subscribers. This upgrade is designed to support continued customer growth and heightened demand for advanced data services.  Vodacom Tanzania is a subsidiary of the Vodacom Group Ltd, part of the Vodafone Group UK.

“As data usage increases, the network’s capacity needs to grow in line with our customer’s new data consumption behavior.  Our network’s reliability is contingent on the delivery of a robust backhaul and network backbone infrastructure,” said Rene Meza, Managing Director at Vodacom. “As our main and best supplier for Microwave long haul technology, Ceragon has enabled us since 2009 to reach our customers easily whether in urban or remote rural areas. We chose Ceragon for this new project because we knew that they would be able to accomplish the upgrade quickly and effectively and deliver technology that would support us into the future.”

Tanzania’s mobile market penetration currently stands at approximately 51%.  The launch of 3G mobile broadband services has meant that mobile networks are becoming the country’s leading internet service providers on the back of their extensive national infrastructure and existing subscriber bases in the voice market.

Press Release
Ceragon Wins $7M Orders to Upgrade Vodacom Tanzania’s Backbone Network - October 8 2013

“The African marketplace is uniquely suited to embrace a wireless backhaul approach,” said Ira Palti, Ceragon’s President and CEO. “Building connectivity in remote areas, with a population accustomed to connecting to the Internet primarily through mobile devices, is ideal for Ceragon’s many long haul offerings. We’ve worked closely with Vodacom as they built their network and we’re looking forward to working with them as they expand their services in the coming years.”

About Vodacom
Vodacom is a mobile communications company providing voice, messaging, data and converged solutions to around 50 million active customers in Africa. Vodacom’s head office is in Johannesburg, South Africa and operations include networks in Tanzania, the Democratic Republic of Congo, Mozambique and Lesotho. Vodacom Tanzania is a subsidiary company of Vodacom Group (Pty) Limited, South Africa which is also a subsidiary of Vodafone Group UK. More information is available at: http://www.vodacom.co.tz/.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

Press Release
Ceragon Wins $7M Orders to Upgrade Vodacom Tanzania’s Backbone Network - October 8 2013

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com